Exhibit 99.1

Radware Ltd. Announces Fourth Quarter 2015 Earnings

2015 Fourth Quarter Highlights
* Revenues of $55.3 Million
* Non-GAAP EPS of $0.17
* Non-GAAP gross margin of 82.6%
* Repurchase of shares in a total amount of $8.4 Million

2015 Full Year Highlights
* Revenues of $216.6 Million
* Non-GAAP EPS of $0.72
* Non-GAAP gross margin of 82.9%
* Repurchase of shares in a total amount of $52.9 Million

TEL AVIV, ISRAEL, Feb. 3, 2016 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers,  today announced its consolidated financial results for the fourth quarter and 12 months ended December 31, 2015.

“In the midst of uncertain market conditions, we are pleased to report on a solid fourth quarter for bookings and subscriptions,” said Roy Zisapel, president and chief executive officer, Radware.  “We believe our dedication to data center cyber security and application delivery coupled with our growing success in delivering our solutions as cloud services will help us navigate this volatile market and to lead us back to growth”

Financial Highlights for the fourth quarter of 2015

Revenues for the fourth quarter of 2015 totaled $55.3 million, representing a decrease of 9% compared with revenues of $61.0 million for the fourth quarter of 2014.

Net income on a GAAP basis for the fourth quarter of 2015 was $4.3 million or $0.09 per diluted share, compared with net income of $9.2 million or $0.19 per diluted share for the fourth quarter of 2014.

Net income on a Non-GAAP basis for the fourth quarter of 2015 was $7.6 million or $0.17 per diluted share, compared with net income of $13.1 million or $0.28 per diluted share for the fourth quarter of 2014.

As of December 31, 2015 the company’s deferred revenues totaled $101.2 million, including amounts invoiced to customers for whom revenue has not yet been recognized with corresponding offset of trade receivables balance. This represents an increase of 19% from December 31, 2014.

As of December 31, 2015 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $315.1 million.

Cash generated from operations in the fourth quarter of 2015 totaled $15.7 million

During the fourth quarter we repurchased our shares in a total amount of $8.4 million.

Financial Highlights for the full year 2015

Revenues for the full year of 2015 totaled $216.6 million, representing a decrease of 2%, compared with revenues of $221.9 million for the full year of 2014.

Net income on a GAAP basis for 2015 full year was $18.6 million or $0.40 per diluted share, compared with net income of $25.0 million or $0.53 per diluted share for the 2014 full year.

Net income on a Non-GAAP basis for the 2015 full year was $33.7 million or $0.72 per diluted share, compared with net income of $40.3 million or $0.86 per diluted share for the 2014 full year.

Cash generated from operations in 2015 totaled $39.1 million

During 2015 we repurchased our shares in a total amount of $52.9 million.

A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

During the fourth quarter of 2015, Radware released the following significant announcements:

Product

•	Radware Study Reveals 76% Of Travel Industry Websites Aren’t Fully Optimized For Mobile Customers

Business

•	Convergys Chooses Radware Alteon Application Delivery Controllers for its Verint VoIP Call Recording Solution
•	Gartner Positions Radware in the Leaders Quadrant of the 2015 Magic Quadrant for Application Delivery Controllers

•	Radware Powers SingleHop Shield Attack Mitigation Service Offering
•	Radware Signs $1.5M Contract with Cloud Hosting Provider for Cyber Attack Mitigation
•	Radware Survey Shows Consumers’ Growing Concerns About the Cloud
•	ProtonMail Chooses Radware Attack Mitigation System to Successfully Mitigate Multiple Advanced Persistent DDoS Attacks
•	Radware’s Attack Mitigation System Helps Protect QuadraNet, Colocation Data Center and Internet Services Provider
•	Hexatom Selects Radware Attack Mitigation System to Protect Its Customers From DDoS, SSL and Web-based Attacks

Financial

•	Radware Ltd. Announces Preliminary Results For Third Quarter 2015
•	Radware Announces Third Quarter 2015 Earnings Conference Call
•	Radware Ltd. Announces Third Quarter 2015 Results
•	Radware Reports Results of Annual General Meeting

Other significant product announcement during the first three quarters of 2015:

•	Radware Report Reveals Slow Websites Will Cost Retailers Big Bucks this Holiday Season
•	Radware Introduces Industry’s First Hybrid Cloud Based WAF Service
•	Radware Provides Faster Web Page Delivery – New Image Compression Technique Helps Reduce Image Payload
•	Radware Launches New Device Fingerprinting Technology to Mitigate Malicious Bot Attacks
•	Radware and Cisco sign OEM agreement for DDoS Mitigation
•	Radware’s Alteon® NG Helps Provide Fastest Website Acceleration
•	Radware Launches its Newest Application Delivery Controller Platform – Alteon NG 5208
•	Radware Integrates Application Delivery and Security Services into Cisco’s Application Centric Infrastructure
•	ADCs Move Beyond Load Balancing Into Critical Security Role for Enterprises
•	Radware Introduces New Attack Mitigation Platform for High Volume Cyber-Attacks
•	Radware Introduces LinkProof NG – New Enterprise Gateway Solution to Optimize WAN Connectivity
•	Despite Faster Networks and Devices, Radware Report Reveals Web Performance is still Subpar

Conference Call

Company management will host a quarterly investor conference call at 8:45am ET on February 3, 2016. The call will focus on financial results for the quarter ending December 31, 2015 and other matters related to the Company’s business.

The conference call will be webcast on February 3, 2016 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 12 months.

Participants in the US call: Toll Free 1 (800) 230-1059

Participants Internationally call:  +1- 612-234-9959

Conference ID:  383063

Please find a link to the upcoming webcast presentation on the following web page:
http://www.radware.com/IR/

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2016 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

CONTACTS
Chief Financial Officer
Doron Abramovitch
+972-3766-8610

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com

Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2014	December 31, 2015
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	44,979	33,744
Available-for-sale marketable securities	29,448	16,003
Short-term bank deposits	29,989	80,922
Trade receivables, net (*)	25,637	26,410
Other receivables and prepaid expenses	8,107	5,042
Inventories	16,844	16,322
	155,004	178,443
Long-term investments
Available-for-sale marketable securities	114,519	87,814
Long-term bank deposits	111,754	96,643
Severance pay funds	3,040	2,724
	229,313	187,181

Property and equipment, net	20,592	26,203
Intangible assets, net	4,756	3,518
Other assets	3,234	5,892
Goodwill	30,069	30,069

Total assets	442,968	431,306

Current liabilities
Trade payables	9,817	9,255
Deferred revenues	41,966	46,061
Other payables and accrued expenses	24,043	22,098
	75,826	77,414
Long-term liabilities
Deferred revenues	25,382	25,136
Other long-term liabilities	8,063	9,214
	33,445	34,350
Shareholders’ equity
Share capital	654	661
Additional paid-in capital	294,084	312,784
Accumulated other comprehensive income	211	1,676
Treasury stock, at cost	(41,153)	(94,049)
Retained earnings	79,901	98,470
Total shareholders’ equity	333,697	319,542

Total liabilities and shareholders' equity	442,968	431,306

(*) Include amounts invoiced to customers for whom revenue has not yet been recognized in the amount of $ 29,976 and $ 17,990, with corresponding offset of trade receivables balance on the balance sheet as of December 31, 2015 and 2014, respectively.

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31,		For the Year ended December 31,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)

Revenues	61,032	55,256	221,892	216,566
Cost of revenues	10,594	9,910	39,732	38,200
Gross profit	50,438	45,346	182,160	178,366
Operating expenses:
Research and development, net	11,245	12,972	44,081	49,987
Selling and marketing	24,542	24,946	93,203	93,347
General and administrative	4,922	4,055	19,797	17,033
Total operating expenses	40,709	41,973	157,081	160,367
Operating income	9,729	3,373	25,079	17,999
Financial income, net	1,383	2,394	5,802	5,867
Income before taxes on income	11,112	5,767	30,881	23,866
Taxes on income	1,948	1,504	5,931	5,297
Net income	9,164	4,263	24,950	18,569

Basic net earnings per share	$0.20	$0.09	$0.55	$0.40

Weighted average number of shares used to compute basic net earnings per share	46,138,320	45,048,937	45,308,554	45,895,321

Diluted net earnings per share	$0.19	$0.09	$0.53	$0.40

Weighted average number of shares used to compute diluted net earnings per share	47,362,844	45,300,967	46,894,615	46,738,604

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31,		For the Year ended December 31,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net Income	9,164	4,263	24,950	18,569
Stock-based compensation expenses, included in:
Cost of revenues	31	42	79	141
Research and development, net	412	575	1,421	2,456
Selling and marketing	860	1,187	2,950	4,098
General and administrative	758	452	2,932	2,634
	2,061	2,256	7,382	9,329
Amortization of intangible assets included in:
Cost of revenues	244	254	1,053	1,114
Selling and marketing	155	29	636	124
	399	283	1,689	1,238

Exchange rate differences, net on balance sheet items included in financial income	(26)	87	(163)	1,146

Litigation costs	1,480	744	6,418	3,383

Non-GAAP net income	13,078	7,633	40,276	33,665

Non-GAAP diluted net earnings per share	$0.28	$0.17	$0.86	$0.72

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	47,362,844	45,300,967	46,894,615	46,738,604

Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	Year end December 31,
	2014	2015
	(Audited)	(Unaudited)
Cash flows from operating activities:

Net income	$24,950	$18,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,102	9,401
Stock based compensation	7,382	9,329
Gain from sale of available-for-sale marketable securities	(424)	(2,438)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	2,964	3,208
Accrued interest on bank deposits	1,069	(1,998)
Increase (decrease) in accrued severance pay, net	(158)	125
Changes in deferred income taxes, net	(1,775)	215
Increase in trade receivables, net	(726)	(773)
Increase in other receivables and prepaid expenses	(1,913)	(103)
Decrease (increase) in inventories	(2,654)	522
Increase (decrease) in trade payables	1,019	(562)
Increase in deferred revenues (short-term and long-term)	8,638	3,849
Increase in other payables and accrued expenses and other long-term liabilities	7,146	424
Tax benefit related to exercise of stock options	(1,443)	(632)

Net cash provided by operating activities	52,177	39,136

Cash flows from investing activities:

Purchase of property and equipment	(9,482)	(13,774)
Investment in (proceeds from) other long-term assets	34	(100)
Investment in bank deposits, net	(20,929)	(33,824)
Proceeds from sale, redemption of and purchase of available-for-sale marketable securities,net	(4,280)	40,845
Purchase of intangible asset	(1,375)	-

Net cash used in investing activities	(36,032)	(6,853)

Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	Year end December 31,
	2014	2015
	(Audited)	(Unaudited)
Cash flows from financing activities:

Proceeds from exercise of stock options	22,493	8,746
Excess tax benefit from stock-based compensation	1,443	632
Repurchase of shares	(15,169)	(52,896)

Net cash provided by (used in) financing activities	8,767	(43,518)

Increase in cash and cash equivalents	24,912	(11,235)
Cash and cash equivalents at the beginning of the year	20,067	44,979

Cash and cash equivalents at the end of the year	$44,979	$33,744